

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2005 AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 13.9%, Operating Income Increased 18.4%, EBITDA[1] Up 7.2%, Net Income Increased 48.0% to US$0.24 per ADR

YEAR TO DATE

Revenues Up 12.7%, Operating Income Increased 9.0%, EBITDA[1] Up 2.2%, Net Income Increased 27.0% to US$0.85 per ADR

(Santiago, Chile, October 28, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and full year ended September 30, 2005. All US dollar figures are based on the exchange rate effective September 30, 2005 (US$1.00 = Ch$529.20).

COMMENTS FROM THE CEO

The third quarter of 2005 was very positive for CCU. Net income grew 48.0%, operating income increased 18.4%, consolidated revenues rose by 13.9% and EBITDA grew 7.2%. These good results are attributable to higher volumes in almost all of our business

---

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

segments, as well as price adjustments in almost all of our product categories to mitigate, in part, the effect of higher costs and inflation.

The Chilean beer segment had a good performance with 19.8% higher operating income explained by prices and volumes that grew 6.1% and 4.9%, respectively. In July, we updated the image of our main brand, Cristal, with a new marketing campaign and packaging innovations.

The Argentine beer business results for the quarter are distorted due to exchange rate variations. Nevertheless, in US dollar terms, the performance of our Argentine subsidiary was very positive, having improved revenues by 32.7% and operating results by 83.3%, due to 25.4% higher prices in US dollar terms and a 5.7% volume growth.

The wine segment profitability was affected mainly by the 12.0% appreciation of the Chilean peso that resulted in an average of Ch$75 less in revenue for each dollar exported by Viña San Pedro during the quarter. This negative effect was partially offset by 15.9% increase in export prices in dollar terms and 6.1% higher prices in the domestic market. Not considering the wine business, revenues, operating income and EBITDA have increased 17.6%, 52.0% and 19.1%, respectively.

During the quarter, the performance of the soft drinks segment stood out. Its operating result grew 121.4%, reaching Ch$2,256 million (US$4.3 million), as a consequence of higher volumes and prices in almost all categories. Worth mentioning is the excellent performance of the new Cachantun product, "Mas", which explains the 34.0% increase in mineral water sales, as well as the good performance of nectar Watt's that grew by 16.2% during the quarter.

Finally, the pisco business continues with the consolidation process between Control and Pisconor. In July, the pisco sales force began selling the complete pisco portfolio in the Metropolitan area and supermarkets; during the fourth quarter this process will be extended to the whole country.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'05   Total revenues increased 13.9% to Ch$111,059 million (US$209.9 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 4.9% in beer Chile, 5.7% in beer Argentina, 3.0% in the soft drinks segment, 19.0% in the Chilean domestic wine business, 236.2% and 34.0% in the pisco and Argentinean wine businesses, respectively. The increase in average prices is explained by higher prices in pisco, beer Chile, soft drinks segment and domestic wine, partially offset mainly by lower prices in beer and wine from Argentina when translated to Chilean pesos. In dollar terms, prices in beer Argentina improved 25.4%.

YTD   Accumulated revenues increased 12.7% and amounted to Ch$339,427 million (US$641.4 million).



Revenues by segment

	Q3 (US$ million)			
	2004		**2005**	% Chg.
Beer - Chile	63.3	34.4%	**70.4**	**33.6%**	11.3%
Beer - Argentina	15.1	8.2%	**14.7**	**7.0%**	-2.8%
Soft Drinks & Mineral Water	51.7	28.1%	**56.3**	**26.8%**	8.8%
Wine	46.3	25.1%	**47.7**	**22.7%**	3.1%
Pisco	4.4	2.4%	**16.9**	**8.1%**	281.0%
Others	3.4	1.8%	**3.9**	**1.8%**	14.3%
TOTAL	184.2	100.0%	**209.9**	**100.0%**	13.9%

	Year to Date (US$ million)			
	2004		**2005**	% Chg.
Beer - Chile	212.8	37.4%	**235.0**	**36.6%**	10.4%
Beer - Argentina	55.8	9.8%	**58.9**	**9.2%**	5.5%
Soft Drinks & Mineral Water	162.4	28.6%	**177.1**	**27.6%**	9.0%
Wine	118.5	20.8%	**123.1**	**19.2%**	3.9%
Pisco	11.4	2.0%	**36.2**	**5.6%**	218.5%
Others	7.9	1.4%	**11.1**	**1.7%**	40.0%
TOTAL	568.9	100.0%	**641.4**	**100.0%**	12.7%

GROSS PROFIT

Q3'05   Increased 13.9% to Ch$53,216 million (US$100.6 million) as a result of 13.9% higher revenues, partially offset by 14.0% higher ***cost of goods sold***, which amounted to Ch$57,843 million (US$109.3 million). The increase in cost of goods sold is mainly explained by the higher level of pisco sales, as well as higher costs in

almost all businesses. In Q3'05, the gross profit margin, as a percentage of sales, remained almost flat at 47.9%, recovering from a decrease during the first half of the year.

YTD   Increased 10.5% to Ch$169,947 million (US$321.1 million). The consolidated gross margin decreased 1.0 percentage point to 50.1%.

OPERATING RESULT

Q3'05   Amounted to Ch$9,795 million (US$18.5 million), 18.4% higher than Q3'04, mainly due to 13.9% higher gross profit, partially offset by 12.9% higher selling, general and administrative (SG&A) expenses. **SG&A** expenses reached Ch$43,421 million (US$82.1 million) in Q3'05, mainly due to higher SG&A expenses in beer Chile and pisco businesses. SG&A expenses as a percentage of sales decreased from 39.5% in Q3'04 to 39.1% in Q3'05. The consolidated operating margin for the period increased from 8.5% to 8.8%.

YTD   Increased 9.0% to Ch$40,165 million (US$75.9 million). The consolidated operating margin decreased 0.4 percentage points to 11.8%.



(*) Does not include beer Argentina and pisco that had a negative operating income

CCU

Operating Income and Operating Margin by Segment

	Q3 Operating Income (US$ million)			Q3 Operating Margin	
	2004	**2005**	**% Chg**	2004	**2005**
Beer - Chile	10.2	**12.2**	**19.8%**	16.1%	**17.3%**
Beer - Argentina	-1.9	**-0.3**	**82.2%**	-12.3%	**-2.3%**
Soft Drinks & Mineral Water	1.9	**4.3**	**121.4%**	3.7%	**7.6%**
Wine	4.6	**1.7**	**-63.0%**	9.9%	**3.5%**
Pisco	-0.6	**-0.6**	**-3.2%**	-13.5%	**-3.7%**
Others	1.5	**1.3**	**-8.0%**	43.0%	**34.6%**
TOTAL	15.6	**18.5**	**18.4%**	8.5%	**8.8%**

	Year to Date Operating Income (US$ million)			Operating Margin	
	2004	**2005**	**%Chg**	2004	**2005**
Beer - Chile	52.3	**56.9**	**8.8%**	24.6%	**24.2%**
Beer - Argentina	-2.4	**0.4**	**NM**	-4.4%	**0.6%**
Soft Drinks & Mineral Water	11.7	**15.1**	**28.5%**	7.2%	**8.5%**
Wine	7.5	**6.0**	**-21.0%**	6.4%	**4.8%**
Pisco	-3.5	**-4.5**	**-26.6%**	-31.2%	**-12.4%**
Others	4.0	**2.1**	**-48.7%**	50.7%	**18.6%**
TOTAL	69.6	**75.9**	**9.0%**	12.2%	**11.8%**

EBITDA

Q3'05   Increased 7.2% to Ch$20,148 million (US$38.1 million) compared to Q3'04, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.1 percentage points lower than in Q3'04 at 18.1%. This quarter, the depreciation of agricultural assets and barrels, which are included in the direct cost of wine, were considered in the calculation of EBITDA. This new criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

YTD   Increased 2.2% to Ch$70,700 million (US$133.6 million). The EBITDA margin decreased 2.2 percentage points to 20.8%.



Q3'05 SEGMENT CONTRIBUTION TO EBITDA (*)

Legend:
- □ Beer - Chile — 55.7%
- ■ Soft Drinks & Mineral Water — 24.0%
- ■ Wine — 11.8%
- ▨ Others — 4.8%
- ■ Beer - Argentina — 4.2%

(*) Does not include pisco that had a negative EBITDA

Ebitda by Segment

	Q3 EBITDA (US$ million)			Q3 EBITDA margin	
	2004	**2005**	**% Chg**	2004	**2005**
Beer - Chile	18.9	**21.2**	**12.0%**	29.9%	**30.1%**
Beer - Argentina	0.7	**1.6**	**116.9%**	4.9%	**11.0%**
Soft Drinks & Mineral Water	7.6	**9.1**	**20.2%**	14.7%	**16.2%**
Wine	6.8	**4.5**	**-34.3%**	14.7%	**9.4%**
Pisco	-0.5	**-0.2**	**64.6%**	-11.0%	**-1.0%**
Others	1.9	**1.8**	**-5.1%**	57.3%	**47.6%**
TOTAL	35.5	**38.1**	**7.2%**	19.3%	**18.1%**

	Year to Date EBITDA (US$ million)			Year to Date EBITDA margin	
	2004	**2005**	**% Chg**	2004	**2005**
Beer - Chile	78.5	**83.3**	**6.2%**	36.9%	**35.4%**
Beer - Argentina	6.5	**7.7**	**18.6%**	11.7%	**13.1%**
Soft Drinks & Mineral Water	29.0	**29.6**	**2.0%**	17.8%	**16.7%**
Wine	14.4	**12.8**	**-10.9%**	12.1%	**10.4%**
Pisco	-3.2	**-3.4**	**-6.0%**	-28.0%	**-9.3%**
Others	5.6	**3.6**	**-36.3%**	70.7%	**32.2%**
TOTAL	130.7	**133.6**	**2.2%**	23.0%	**20.8%**

NON-OPERATING RESULTS

Q3'05   Decreased Ch$256 million (US$0.5 million) compared to the same quarter last year, from a loss of Ch$1,612 million (US$3.0 million) to a loss of Ch$1,868 million (US$3.5 million). The decrease in non-operating results is mainly explained by:

- ***Price level restatement,*** which decreased from a gain of Ch$632 million (US$1.2 million) to a loss of Ch$712 million (US$1.3 million) in Q3'05, due to a higher price level restatement of liabilities, mainly cross-currency swaps indexed in UF.

- ***Interest expenses***, which increased from Ch$1,430 million (US$2.7 million) in Q3'04 to Ch$1,841 million (US$3.5 million) in Q3'05, mainly due to higher debt related to the pisco business.

    These negative effects were partially offset mainly by:

- ***Other non-operating income/expenses,*** which improved from a loss of Ch$228 million (US$0.4 million) in Q3'04 to a gain of Ch$642 million (US$1.2 million) this quarter, mainly due to the revaluation of some disposable assets.

- ***Foreign currency exchange result***, which increased from a gain of Ch$154 million (US$0.3 million) to a gain of Ch$745 million (US$1.4 million), due to the appreciation of the Chilean peso.

YTD   Improved from a loss of Ch$6,964 million (US$13.2 million) to a loss of Ch$6,219 million (US$11.8 million).

NET INCOME

Q3'05   Increased from a gain of Ch$5,371 million (US$10.1 million) to a gain of Ch$7,948 million (US$15.0 million), mainly due to higher operating results, lower minority interest charges and income tax credits, the effect of which was partially offset by lower non-operating results. The income tax credits are mainly explained by deferred tax assets generated from the merger of two subsidiaries.

YTD   Increased from Ch$22,494 million (US$42.5 million) to Ch$28,568 million (US$54.0 million), mainly due to improved operating and non-operating results, as well as lower income taxes and lower minority interest charges.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "Service Level Agreements". The costs of Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product. This new

allocation criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q3'05.)

BEER CHILE

Revenues increased 11.3% to Ch$37,272 million (US$70.4 million), as a result of 4.9% higher sale volumes and 6.1% higher real average prices.

Operating Income increased 19.8% to Ch$6,440 million (US$12.2 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. **Cost of goods sold** increased 4.4% to Ch$14,416 million (US$27.2 million), mainly due to higher energy costs associated with the Argentine gas crisis, higher production and transportation costs related to the increase in oil prices. As a percentage of sales, cost of goods sold decreased from 41.3% in Q3'04 to 38.7% in Q3'05. **SG&A** increased 14.8% to Ch$16,417 million (US$31.0 million) reaching 44.0% of sales, 1.3 percentage points higher than in Q3'04, mainly due to higher distribution and marketing expenses. The operating margin increased from 16.1% in Q3'04 to 17.3% in Q3'05.

EBITDA increased 12.0% to Ch$11,216 million (US$21.2 million), while the EBITDA margin was 30.1% of sales, 0.2 percentage points higher than in Q3'04.

Comments In July 2005, in order to strengthen the value of Cristal, the Company's main brand, a new marketing campaign with a new image was launched, including a new one-liter returnable bottle, as well as a new one-liter disposable bottle. Additionally, in September Cristal launched a new one-and-a-half liter one-way plastic bottle and a five liter one-way barrel. In spite of higher prices, volumes continued their ascent. All key brands increased their volumes. The largest increases were in Escudo, Heineken and Kunstmann.

BEER ARGENTINA

Revenues measured in Chilean pesos decreased 2.8% to Ch$7,780 million (US$14.7 million), due to 7.2% lower prices, partially offset by 5.7% higher sales volumes. Nevertheless, in US dollar terms, prices increased 25.4% and revenues grew 32.7%.

Operating Income measured in Chilean pesos improved 82.2% from a loss of Ch$987 million (US$1.9 million) in Q3'04 to a loss of Ch$176 million (US$0.3 million) in Q3'05, as a result of lower cost of goods sold and SG&A expenses, the effect of which was partially offset by lower revenues. **Cost of goods sold** decreased 12.0%, reaching Ch$4,151 million (US$7.8 million) this quarter.

As a percentage of sales, cost of goods sold decreased from 59.0% to 53.4%. Cost of goods sold of our subsidiary in Argentina, measured in US dollar terms increased 20.4%, mainly due to higher direct costs. **SG&A** expenses, measured in Chilean pesos decreased 10.9%, from Ch$4,271 million (US$8.1 million) to Ch$3,804 million (US$7.2 million). As a percentage of sales, SG&A expenses decreased from 53.4% to 48.9%. SG&A expenses of our subsidiary in Argentina, measured in US dollar terms, increased 20.9%, mainly due to higher distribution and marketing expenses. Therefore, in US dollar terms, our subsidiary in Argentina improved its operating results by 83.3%.

EBITDA increased 116.9% from Ch$394 million (US$0.7 million) to Ch$854 million (US$1.6 million) this quarter, while the EBITDA margin was 11.0%, compared with 4.9% in Q3'04.

Comments The profitability of this segment continues improving in dollar terms, with higher volumes and better prices. Prices increased from US$33 per HL in Q3'04 to US$41 per HL in Q3'05. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of September 2005 converted to Chilean pesos at the exchange rate of September 30, 2005, minus the results in US dollars as of June 2005 converted to Chilean pesos at the exchange rate of June 30, 2005, the latter adjusted by the Chilean Q3'05 inflation rate. Sales volumes increased mainly in the premium nationwide brands, Heineken and Budweiser, with growth of 24% and 7%, respectively.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.8% to Ch$29,770 million (US$56.3 million), due to 5.6% higher prices, mainly in the mineral water and soft drinks categories, as well as 3.0% higher sales volumes in the segment.

Operating Income increased 121.4% to Ch$2,256 million (US$4.3 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A. **Cost of goods sold** increased 1.5% to Ch$13,632 million (US$25.8 million) during Q3'05, mainly due to higher direct costs of mineral water whose volumes grew 34.0%. As a percentage of sales, cost of goods sold decreased from 49.1% to 45.8%. **SG&A** expenses increased 7.5% to Ch$13,882 million (US$26.2 million), mainly due to higher marketing expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expenses decreased from 47.2% to 46.6%.

EBITDA increased 20.2% to Ch$4,829 million (US$9.1 million), while the EBITDA margin was 16.2% of sales, 1.5 percentage points higher than in Q3'04.

Comments Mineral water and nectars continued their positive trends during the quarter growing 34.0% and 16.2%, respectively. Soft drinks decreased 5.4% mainly due to colder weather than in Q3'04 and the 6% price increase carried out in June. During September, Bilz y Pap launched a new media campaign for children focusing on "living in a better world".

WINE

Revenues increased 3.1% to Ch$25,241 million (US$47.7 million), due to almost flat sales of bottled wine, explained by 4.1% higher volumes, partially offset by 3.8% lower average prices, and higher bulk wine sales. In spite of lower average prices in Chilean pesos, prices in the domestic market grew 6.1% and export prices increased 15.9% in US dollars.

Operating Income decreased from Ch$2,418 million (US$4.6 million) to Ch$896 million (US$1.7 million) in Q3'05, mainly due to higher cost of goods sold and SG&A expenses, partially offset by higher revenues. **Cost of goods sold** increased 10.6% from Ch$16,228 million (US$30.7 million) in Q3'04 to Ch$17,947 million (US$33.9 million) this quarter, mainly due to higher direct costs. As a percentage of sales, cost of goods sold increased from 66.3% in Q3'04 to 71.1% in Q3'05. **SG&A** expenses increased 9.7% to Ch$6,398 million (US$12.1 million), mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses increased from 23.8% to 25.3%. Accordingly, the operating margin decreased from 9.9% in Q3'04 to 3.5% in Q3'05.

EBITDA decreased Ch$1,237 million (US$2.3 million) to Ch$2,368 million (US$4.5 million) in Q3'05, while the EBITDA margin decreased from 14.7% to 9.4%.

Comments During the quarter, the profitability of this segment was affected by the appreciation of the Chilean peso (the average exchange rate decreased Ch$75 or 12.0% during the quarter) and by the higher raw material costs. During the quarter, VSP launched a new design for Gato Negro's export bottle.

PISCO

Revenues increased 281.0% to Ch$8,953 million (US$16.9 million), mainly due to 236.2% higher volumes, as a result of the merger between Control and Pisconor that created Compañía Pisquera de Chile. For this reason, the results are distorted when compared to the previous year.

Operating Income decreased from a loss of Ch$318 million (US$0.6 million) to a loss of Ch$328 million (US$0.6 million) in Q3'05, mainly due to higher cost of goods sold and SG&A expenses, partially offset by higher revenues. **Cost of goods sold** as a percentage of sales, decreased from 74.1% to 71.8%.

SG&A expenses as a percentage of sales, decreased from 39.5% to 31.9%. Accordingly, the operating margin improved from a negative 13.5% in Q3'04 to a negative 3.7% in Q3'05.

EBITDA improved Ch$167 million (US$0.3 million) from a loss of Ch$259 million (US$0.5 million) to a loss of Ch$91 million (US$0.2 million), while the EBITDA margin improved from a negative 11.0% to a negative 1.0%.

Comments Compañía Pisquera de Chile ("CPCh") is developing the process of unifying the operations of Control and Pisconor using CCU's shared services in order to capture synergies. In July, the pisco sales force began selling the complete pisco portfolio in the Metropolitan area and supermarkets; this process will be expanded to the rest of the country during the fourth quarter. During the same month, CPCh launched "Ruta Sour Pica", a pisco sour ready-to-drink with "pica" lemon flavor.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2005 was 12.3%, similar to the same period of last year.

	ROCE **2005**	ROCE 2004
BEER CHILE	30.5%	29.3%
BEER ARGENTINA	1.5%	0.2%
SOFT DRINKS	15.2%	15.7%
WINE	2.8%	2.0%
CONSOLIDATED	12.3%	12.3%

(Five exhibits to follow)

CCU

Exhibit 1: Income Statement (Third Quarter 2005)

	Ch$ millions		US$ millions (1)		%
	Q3'05	Q3'04	Q3'05	Q3'04	Change
Net sales	111,059	97,465	209.9	184.2	13.9%
Cost of goods sold	(57,843)	(50,730)	(109.3)	(95.9)	14.0%
% of sales	52.1%	52.0%	52.1%	52.0%	
Gross profit	53,216	46,735	100.6	88.3	13.9%
% of sales	47.9%	48.0%	47.9%	48.0%	
SG&A	(43,421)	(38,460)	(82.1)	(72.7)	12.9%
% of sales	39.1%	39.5%	39.1%	39.5%	
Operating income	9,795	8,275	18.5	15.6	18.4%
% of sales	8.8%	8.5%	8.8%	8.5%	
Non-operating result					
Financial income	57	(280)	0.1	(0.5)	NM
Equity in NI of rel. companies	(140)	92	(0.3)	0.2	NM
Other non-operating income	867	202	1.6	0.4	328.4%
Amortization of goodwill	(620)	(552)	(1.2)	(1.0)	12.2%
Interest expenses	(1,841)	(1,430)	(3.5)	(2.7)	28.8%
Other non-operating expenses	(225)	(430)	(0.4)	(0.8)	-47.7%
Price level restatement	(712)	632	(1.3)	1.2	NM
Currency exchange result	745	154	1.4	0.3	384.5%
Total	(1,868)	(1,612)	(3.5)	(3.0)	15.9%
Income before taxes	7,926	6,662	15.0	12.6	19.0%
Income taxes	78	(656)	0.1	(1.2)	NM
Tax rate	-1.0%	9.8%	-1.0%	9.8%	
Minority interest	(72)	(645)	(0.1)	(1.2)	-88.9%
Amort. of negative goodwill	15	10	0.0	0.0	58.9%
Net income	7,948	5,371	15.0	10.1	48.0%
% of sales	7.2%	5.5%	7.2%	5.5%	
Earnings per share	24.95	16.86	0.05	0.03	48.0%
Earnings per ADR	124.77	84.32	0.24	0.16	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	10,230	10,423	19.3	19.7	-1.8%
Amortization	123	95	0.2	0.2	29.7%
EBITDA	20,148	18,792	38.1	35.5	7.2%
% of sales	18.1%	19.3%	18.1%	19.3%	
Capital expenditures	12,696	8,817	24.0	16.7	44.0%

(1) Exchange rate: US$1.00 = Ch$529.20

CCU

Exhibit 2: Income Statement (Nine Months Ended September 30, 2005)

	Ch$ millions		US$ millions (1)		%
	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04	Change
Net sales	339,427	301,059	641.4	568.9	12.7%
Cost of goods sold	(169,480)	(147,295)	(320.3)	(278.3)	15.1%
% of sales	49.9%	48.9%	49.9%	48.9%	
Gross profit	169,947	153,764	321.1	290.6	10.5%
% of sales	50.1%	51.1%	50.1%	51.1%	
SG&A	(129,782)	(116,920)	(245.2)	(220.9)	11.0%
% of sales	38.2%	38.8%	38.2%	38.8%	
Operating income	40,165	36,843	75.9	69.6	9.0%
% of sales	11.8%	12.2%	11.8%	12.2%	
Non-operating result					
Financial income	790	103	1.5	0.2	670.9%
Equity in NI of rel. companies	(26)	75	(0.0)	0.1	NM
Other non-operating income	1,427	640	2.7	1.2	122.9%
Amortization of goodwill	(1,923)	(1,751)	(3.6)	(3.3)	9.8%
Interest expense	(5,437)	(4,738)	(10.3)	(9.0)	14.8%
Other non-operating expenses	(1,132)	(1,202)	(2.1)	(2.3)	-5.9%
Price level restatement	(106)	967	(0.2)	1.8	NM
Currency exchange result	188	(1,059)	0.4	(2.0)	NM
Total	(6,219)	(6,964)	(11.8)	(13.2)	-10.7%
Income before taxes	33,946	29,879	64.1	56.5	13.6%
Income taxes	(4,893)	(6,773)	(9.2)	(12.8)	-27.8%
Tax rate	14.4%	22.7%	14.4%	22.7%	
Minority interest	(521)	(644)	(1.0)	(1.2)	-19.2%
Amort. of negative goodwill	36	33	0.1	0.1	9.4%
Net income	28,568	22,494	54.0	42.5	27.0%
% of sales	8.4%	7.5%	8.4%	7.5%	
Earnings per share	89.69	70.62	0.17	0.13	27.0%
Earnings per ADR	448.47	353.12	0.85	0.67	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	30,140	32,045	57.0	60.6	-5.9%
Amortization	396	301	0.7	0.6	31.6%
EBITDA	70,700	69,190	133.6	130.7	2.2%
% of sales	20.8%	23.0%	20.8%	23.0%	
Capital expenditures	29,927	19,016	56.6	35.9	57.4%

(1) Exchange rate: US$1.00 = Ch$529.20

CCU

Exhibit 3: Segment Information - Third Quarter 2005

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	36,679	32,977	7,765	7,917	29,663	27,276	23,644	23,618	8,836	2,348	2,043	1,788
Other products	594	507	15	86	108	86	1,597	860	117	2	0	0
Total	37,272	33,484	7,780	8,002	29,770	27,362	25,241	24,478	8,953	2,350	2,043	1,788
% change	11.3%		-2.8%		8.8%		3.1%		281.0%		14.3%	
Cost of sales	(14,416)	(13,813)	(4,151)	(4,719)	(13,632)	(13,432)	(17,947)	(16,228)	(6,427)	(1,741)	(1,271)	(799)
% of sales	38.7%	41.3%	53.4%	59.0%	45.8%	49.1%	71.1%	66.3%	71.8%	74.1%	62.2%	44.7%
SG&A	(16,417)	(14,297)	(3,804)	(4,271)	(13,882)	(12,911)	(6,398)	(5,832)	(2,855)	(927)	(65)	(221)
% of sales	44.0%	42.7%	48.9%	53.4%	46.6%	47.2%	25.3%	23.8%	31.9%	39.5%	3.2%	12.4%
Operating profit	6,440	5,374	(176)	(987)	2,256	1,019	896	2,418	(328)	(318)	707	768
% change	19.8%		82.2%		121.4%		-63.0%		-3.2%		-8.0%	
% of sales	17.3%	16.1%	-2.3%	-12.3%	7.6%	3.7%	3.5%	9.9%	-3.7%	-13.5%	34.6%	43.0%
Depreciation	4,776	4,636	999	1,339	2,572	2,997	1,382	1,136	237	60	265	255
Amortization	1	1	31	42	1	1	90	51	0	0	0	0
EBITDA	11,216	10,011	854	394	4,829	4,017	2,368	3,605	(91)	(259)	972	1,024
% change	12.0%		116.9%		20.2%		-34.3%		64.6%		-5.1%	
% of sales	30.1%	29.9%	11.0%	4.9%	16.2%	14.7%	9.4%	14.7%	-1.0%	-11.0%	47.6%	57.3%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	799,224	762,222	459,682	434,793	1,019,612	989,872	284,170	273,098	65,755	19,558
% change	4.9%		5.7%		3.0%		4.1%		236.2%	

Soft Drinks	
692,501	732,321
-5.4%	
Nectars	
117,285	100,957
16.2%	
Mineral Water	
209,826	156,594
34.0%	

Chile - Domestic	
160,449	134,862
19.0%	
Chile - Bottled Exports	
112,256	129,683
-13.4%	

Argentina	
11,465	8,553
34.0%	

* Volumes include exports of 11,475 HL (7,588 HL to Chile) and 11,384 HL (8,412 HL to Chile) in Q3'05 and Q3'04, respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 18.0 million and 17.4 million in Q3'05 and Q3'04, respectively.

*** Volumes do not include bulk volumes of 33,244 HL (30,871 HL from Chile exports and 2,374 HL from Argentina) and 21,269 HL (16,799 HL from Chile exports and 4,470 HL from Argentina) in Q3'05 and Q3'04, respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco	
					Total		Total			
Price (Ch$ / HL)	45,893	43,264	16,892	18,208	29,092	27,555	83,204	86,483	134,377	120,040
% change (real)	6.1%		-7.2%		5.6%		-3.8%		11.9%	

Soft Drinks	
28,055	26,921
4.2%	
Nectars	
41,067	41,019
0.1%	
Mineral Water	
25,819	21,841
18.2%	

Chile - Domestic	
60,397	56,939
6.1%	
Chile - Bottled Exports	
115,864	116,192
-0.3%	

Argentina	
82,592	101,888
-18.9%	

CCU

Exhibit 4: Segment Information - Nine Months Ended September 30, 2005

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	122,683	111,196	30,944	29,228	93,345	85,704	59,927	59,428	18,899	5,999	5,889	4,205
Other products	1,693	1,424	214	306	370	255	5,220	3,302	243	12	0	0
Total	124,376	112,620	31,157	29,534	93,715	85,960	65,148	62,730	19,142	6,011	5,889	4,205
% change	10.4%		5.5%		9.0%		3.9%		218.5%		40.0%	
Cost of sales	(46,463)	(42,987)	(16,351)	(16,394)	(45,256)	(40,786)	(44,628)	(41,548)	(13,615)	(4,608)	(3,167)	(972)
% of sales	37.4%	38.2%	52.5%	55.5%	48.3%	47.4%	68.5%	66.2%	71.1%	76.7%	53.8%	23.1%
SG&A	(47,805)	(41,961)	(14,610)	(14,432)	(40,469)	(38,956)	(17,366)	(17,190)	(7,905)	(3,281)	(1,628)	(1,100)
% of sales	38.4%	37.3%	46.9%	48.9%	43.2%	45.3%	26.7%	27.4%	41.3%	54.6%	27.6%	26.2%
Operating profit	30,108	27,673	197	(1,292)	7,990	6,218	3,154	3,991	(2,378)	(1,878)	1,094	2,132
% change	8.8%		NM		28.5%		-21.0%		-26.6%		-48.7%	
% of sales	24.2%	24.6%	0.6%	-4.4%	8.5%	7.2%	4.8%	6.4%	-12.4%	-31.2%	18.6%	50.7%
Depreciation	13,980	13,845	3,776	4,602	7,648	9,116	3,344	3,453	591	192	800	839
Amortization	3	3	119	142	2	2	270	154	0	0	0	0
EBITDA	44,091	41,520	4,093	3,451	15,641	15,336	6,768	7,598	(1,787)	(1,686)	1,894	2,971
% change	6.2%		18.6%		2.0%		-10.9%		-6.0%		-36.3%	
% of sales	35.4%	36.9%	13.1%	11.7%	16.7%	17.8%	10.4%	12.1%	-9.3%	-28.0%	32.2%	70.7%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	2,782,687	2,540,696	1,508,445	1,406,214	3,316,234	3,060,100	704,257	708,694	144,693	49,451
% change	9.5%		7.3%		8.4%		-0.6%		192.6%	

Soft Drinks		Chile - Domestic	
2,278,319	2,240,514	394,584	372,499
1.7%		5.9%	
Nectars		Chile - Bottled Exports	
319,467	276,954	280,995	315,589
15.4%		-11.0%	
Mineral Water		Argentina	
718,448	542,633	28,678	20,606
32.4%		39.2%	

* Volumes include exports of 39,624 HL (28,405 HL to Chile) and 32,641 HL (25,176 HL to Chile) in 2005 and 2004, respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 58.4 million and 53.9 million in 2005 and 2004, respectively.

*** Volumes do not include bulk volumes of 110,632 HL (90,707 HL from Chile exports and 19,925 HL from Argentina) and 85,719 HL (64,953 HL from Chile exports and 6,376 HL from Argentina) in 2005 and 2004, respectively.

					Total		Total			
Price (Ch$ / HL)	44,088	43,766	20,514	20,785	28,148	28,007	85,093	83,856	130,614	121,314
% change (real)	0.7%		-1.3%		0.5%		1.5%		7.7%	

Soft Drinks		Chile - Domestic	
27,623	27,576	60,377	53,462
0.2%		12.9%	
Nectars		Chile - Bottled Exports	
41,452	42,217	118,723	117,981
-1.8%		0.6%	
Mineral Water		Argentina	
23,896	22,533	95,646	110,650
6.1%		-13.6%	

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		%
	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04	Change
ASSETS					
Cash & equivalents	54,450	49,634	102.9	93.8	9.7%
Other current assets	165,807	135,898	313.3	256.8	22.0%
Total current assets	220,257	185,532	416.2	350.6	18.7%
PP&E, net	318,848	318,021	602.5	600.9	0.3%
Other assets	82,441	67,014	155.8	126.6	23.0%
TOTAL ASSETS	621,547	570,567	1,174.5	1,078.2	8.9%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	17,936	31,186	33.9	58.9	-42.5%
Other current liabilities	80,053	68,516	151.3	129.5	16.8%
Total current liabilities	97,989	99,702	185.2	188.4	-1.7%
Long-term debt (2)	137,893	97,181	260.6	183.6	41.9%
Other long-term liabilities	35,700	35,378	67.5	66.9	0.9%
Total long-term liabilities	173,593	132,558	328.0	250.5	31.0%
Minority interest	40,923	40,406	77.3	76.4	1.3%
Stockholders' equity	309,041	297,901	584.0	562.9	3.7%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	621,547	570,567	1,174.5	1,078.2	8.9%

OTHER FINANCIAL INFORMATION

	Ch$ millions		US$ millions (1)		%
Total financial debt	155,829	128,367	294.5	242.6	21.4%
Net debt (3)	101,380	78,733	191.6	148.8	28.8%
Liquidity ratio	2.25	1.86			
Debt / Capitalization	0.31	0.28			

(1) Exchange rate: US$1.00 = Ch$529.20

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents